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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47006

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022
                                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Univest Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

75 Rockefeller Plaza - Suite 1838
_____
(No. and Street)

New York   **NY**   **10019**
        (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ying Cui   **212-343-8888**   **ycui@univest.us**
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael T Remus CPA

(Name – if individual, state last, first, and middle name)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

02/23/2010   3598

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Ying Cui _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Univest Securities, LLC _____, as of December 31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MELYSSA KAPLAN
Notary Public - State of Florida
Commission # HH 59844
My Comm. Expires Dec 15, 2024

Signature: _____

Title:
CFO/CCO
_____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Univest Securities, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2022

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Members'
Univest Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Univest Securities, LLC as of December 31, 2022, and the related statements of income, changes in members equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Univest Securities, LLC as of December 31, 2022 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Univest Securities, LLC's management. My responsibility is to express an opinion on Univest Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Univest Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Univest Securities, LLC's financial statements.

The supplemental information is the responsibility of Univest Securities, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Univest Securities, LLC's auditor since 2010.

Michael T. Remus, CPA
Hamilton Square, New Jersey
April 10, 2023

UNIVEST SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Current Assets

Cash and cash equivalents	$ 3,038,512
Commission receivable	521,357
Marketable Securities, at fair value	109,906
Total Current Assets	3,669,775

Property and Equipment

Automobile	563,064
Furniture	42,509
	605,573
Less: Accumulated depreciation	(86,943)
	518,630

Other Assets

Operating lease right-of-use asset	1,159,083
Deposit at Clearing	750,000
Artwork	480,000
Security deposit	106,080
Loan receivable	20,000
Other security	300
Total Assets	$ 6,703,868

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Accounts payable & accrued expenses	$ 1,925,015
Commission payable	354,456
Operating lease liability - current	424,320
Total Current Liabilities	2,703,791
Operating lease liability	821,169
Total Liabilities	3,524,960

Commitments and Contingencies (Note 7)

Members' Equity	3,178,908
Total Liabilities and Members' Equity	$ 6,703,868

See accompanying notes.

UNIVEST SECURITIES, LLC
STATEMENT OF INCOME
Year Ended December 31, 2022

REVENUES

Underwriting fee, net of related expenses	$ 15,294,787
Commissions	1,405,968
Investment banking fee	1,300,000
Investment advisor fee	322,000
Net trading loss	(85,911)
Mutual fund income	36,456
Annuity income	38,011
Consulting fee	9,534
Interest income	4,227
	18,325,072

OPERATING EXPENSES

Employee compensation	3,192,743
Commissions to other brokers	3,320,990
Investment banking expense	2,269,237
Occupancy	475,358
Professional fees	404,629
Communication	8,190
Market related data	73,268
Brokerage fees & related expenses	79,889
Regulatory fees	80,600
Insurance	68,893
Payroll & other taxes	45,135
General & administrative	360,423
Interest expense	25
Depreciation expense	76,315
	10,455,695

Net Income	$7,869,377

See accompanying notes.


UNIVEST SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2022


Balance at January 1, 2022	$	3,293,968
Member distributions		(7,984,437)
Net Income		7,869,377
Balance at December 31, 2022	$	3,178,908

See accompanying notes.

UNIVEST SECURITIES, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	7,869,377
Adjustments to Reconcile Net Income to Net		
Cash Provided By Operating Activities:		
Depreciation		76,315
Non cash operating lease expense		55,126
(Increase) Decrease in Operating Assets:		
Commission receivable		(443,190)
Investment in securities		287,041
Deposit		226,392
Loan receivable		(20,000)
Other receivable		11,658
Other securities		2,727
Increase (Decrease) in Operating Liabilities:		
Accounts payable, accrued expenses & other liabilities		1,442,177
Commissions payable		(435,586)
Other payable		(18,184)
Net cash provided by operating activities		9,053,853
Cash Flows From Investing Activities		
Purchase automobile		(563,064)
Purchase artwork		(480,000)
Net Cash Used in investing activities		(1,043,064)
Cash Flows Used In Financing Activities		
Distributions to members		(7,984,437)
Increase in cash and cash equivalents		26,352
Cash and cash equivalents at Beginning of Year		3,012,160
Cash and cash equivalents at End of Year	$	3,038,512
Supplemental Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest		25

See accompanying notes.

1   Organization and Nature of Business

Univest Securities, LLC (the Company) was organized in the State of New York in November, 1993 and elected to be treated as a limited liability company on January 15, 2015. The Company is an introducing broker-dealer and does not hold or maintain customer funds or securities or provide clearing services for other broker-dealer(s). The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

2   Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements.

(d) Commission Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable.

(e) Property and Equipment

Property and equipment are stated at cost. The Company expenses costs under $10,000. Expenses for maintenance and repairs are charged to expenses as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of assets of four years for furniture and five years for automobiles.

(e)   Property and Equipment - continued

Works of Art are stated at cost and are not being depreciated as it is not expected to decrease in value. Costs of acquisition have been expensed.

(f)   Revenue Recognition

The Company earns commissions from executing and clearing customer transactions in stock and options markets. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Revenue from underwriting fees are recorded in accordance with Topic 606 when all performance obligations have been satisfied generally the closing date.

(g)   Income Taxes

The Company, with the consent of its members, has elected under the Internal Revenue Code to be treated as an limited liability company. In lieu of corporation income taxes, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholders could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the members' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2022 and there are no open tax years prior to 2018. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2022.

(h) Advertising and Marketing

Advertising and marketing costs of $47,210 are expensed as incurred.

(i) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(j) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of April 10, 2023 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(k) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

> *Level 2.* Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

> *Level 3.* Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair vale is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value & Note 8 Financial Instruments"

3   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022, the Company had net capital of $2,037,412 which was $1,885,447 in excess of its required minimum net capital of $151,965. The Company's net capital ratio was 1.1188 to 1.

4   Leasing Activities

The Company conducts its operations from facilities that are leased for $35,360 per month through January 2026 under a non-cancellable sub-lease in New York, NY. There is no option to extend the lease beyond the expiration date. The Organization elected to use the risk-free rate of return as the discount rate for its leases, unless an interest rate is implicit in the lease agreement. The discount rate used was 5%, which is the risk-free rate of return at the renewal of this lease.

The related asset and liability are identified as operating lease right-of-use assets and operating lease liabilities in the accompanying financial statements. Rent expense for the year ended December 31, 2022 was $410,632.

The maturities of lease liabilities as of December 31, 2022 were as follows:

Year ending December 31	
2023	$424,320
2024	424,320
2025	424,320
2026	35,360
Total lease payments	1,308,320
Less interest	(62,831)
Present value of lease payments	$1,245,489

5   Credit Risk and Concentrations

The Company maintains its operating cash in a bank deposit account with financial institutions in amounts which, at times, may exceed federally insured limits. The Federal Deposit insurance Corporation insures the Company's bank account up to $250,000.   At December 31, 2022 the Company had an uninsured balance of $1,665,508 at one financial institution. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

A significant amount of the Company's revenues are derived from commissions on securities transactions and underwriting fees.

6   Fair Value

Cash and cash equivalents, accounts receivable, other assets, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

6   Fair Value - *continued*

	Level 1	*Level 3*
Assets		
Cash and cash equivalents	$ 3,038,512	
Investments in marketable securities	109,906	
Stock Warrants, at cost		300
	$ 3,559,869	$ 300
Liabilities		
Accounts payable and accrued expenses	$ (1,925,015)	

7   Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement.   As of December 31, 2022 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (except as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2022 or during the year then ended.

8   Financial Instruments

Investments are presented in the financial statements at fair value and are considered a *Level 1* input due to the fact that there are quoted prices for identical items in an active, visible and liquid market that the Company has the ability to access at the measurement date (see Note 2 above).   The Company uses actual cost paid to determine the cost basis of shares of equity securities and options held.

9   Off-Balance-Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing organization on a fully disclosed basis.   Therefore, all customer money balances and long and short positions are carried on the books of the clearing broker.   Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing organization for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organization monitor collateral on the securities transactions introduced by the Company.   In addition, the receivable from the clearing organization is pursuant to this clearing agreement and includes a clearing deposit required by the clearing broker.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions.

9   Off-Balance-Sheet Risk - *continued*

These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

10   Related Party Transaction

During the year the Company paid its principal members a salary in the amount of $1,246,000.

11   Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2022 the Company had implemented such policies and procedures.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2022

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1

Year Ended December 31, 2022

Schedule I

NET CAPITAL

Member equity	$	3,178,908
Total Credits		3,178,908

Debits

Non allowable assets - other assets		(1,125,010)
Haircuts - Options		0
- other securities		(16,486)
Total Debits		(1,141,496)
NET CAPITAL	$	2,037,412

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	151,965
Minimum capital requirement		100,000
Net capital in excess of requirements	$	1,885,447

Ratio of Aggregate Indebtedness to Net Capital	1.1188 to 1

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2022)
As Amended on April 12, 2023

Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations
of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$	2,037,413
Net Capital, per above		2,037,412
Difference	$	1

There are no material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's FOCUS Report as of December 31, 2022.

Univest Securities, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Schedule II

YEAR ENDED December 31, 2022

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Univest Securities, LLC in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Univest Securities, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
(EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2022

"EXEMPT UNDER 15c3-3 (k)(2)(ii)

Schedule III

Pursuant to rule 15c 3-3 relating to possession or control requirements, Univest Securities, LLC has not engaged in the clearing of any securities and did not hold customer funds or securities during the year ended December 31, 2022 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $151,965.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To: The Members
Univest Securities, LLC

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Univest Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Univest Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under (k)(2)(ii), (the "exemption provisions") and (2) Univest Securities, LLC stated that Univest Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Univest Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Univest Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
April 10, 2023

Univest Securities, LLC

Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2022

Univest Securities, LLC Exemption Report

Univest Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R & 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R & 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief for the year ended December 31, 2022, the Company states the following:

- The Company claimed an exemption from 17 C.F.R & 240.15c3-3 under the following provision of 17 C.F.R & 15c3-3(k)(2)(ii)
- Management is responsible for compliance with the exemption provision. The Company met the requirements of the identified exemption provision throughout the most recent fiscal year without exception.

Univest Securities, LLC

I, Ying Cui, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Ying Cui
CFO / CCO